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                             December 19, 2022

       Hongtao Shi
       Chief Executive Officer
       Prestige Wealth Inc.
       Suite 5102, 51/F
       Cheung Kong Center
       2 Queen   s Road Central
       Hong Kong

                                                        Re: Prestige Wealth
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed December 2,
2022
                                                            File No. 333-267999

       Dear Hongtao Shi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed December 2, 2022

       General

   1. We note that your response to prior comment 1 was conclusory in nature and did not sufficiently address
the questions raised. Please provide a detailed legal analysis regarding whether (A)
the Company and (B) each of its subsidiaries meet the definition of
                                                        an    investment
company    under Section 3(a)(1)(A) of the Investment Company Act of
                                                        1940 (   Investment
Company Act   ). In your response, please address the Company and
                                                        each subsidiary
separately and please also address in detail, for each such entity, each of the factors outlined in
Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and
 Hongtao Shi
Prestige Wealth Inc.
December 19, 2022
Page 2
         provide legal and factual support for your analysis of each such factor.
2. Please provide detailed legal analysis regarding whether (A) the Company and (B) each of
         its subsidiaries meet the definition of an    investment company
under Section 3(a)(1)(C)
         of the Investment Company Act. In your response, please include, for the Company and each subsidiary, all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also provide unconsolidated financial statements for each such entity prepared as of the most recent available date. Finally, please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations with respect to each applicable entity.
3. Please supplementally provide your detailed legal analysis supporting your conclusion
         that you are not an    investment adviser    as defined under the
Investment Advisers Act of
         1940 (   Advisers Act   ). In your response, please address each of
the three prongs of the
            investment adviser    definition in Section 202(a)(11) of the
Advisers Act and identify the
         factual and legal basis for your position on each of these three prongs, including citations to any applicable law, regulation or other precedent. Please also provide the same analysis for each of your subsidiaries.
4. Please supplementally provide your detailed legal analysis as to whether you and/or one or more of your subsidiaries are integrated for the purposes of the Advisers Act. In your response, please address, in detail, each of the factors raised in the Richard Ellis SEC Staff
         No-Action Letter (1981) and applicable law, regulation or precedent. Business
Services   Wealth Management Services
Our Wealth Management Revenue Generation, page 106

5. Please refer to prior comment 5. We note your disclosure of the amount of referral fees recognized during 2020 directly followed by the amount of annual premiums paid by clients during 2020. Please revise to clarify the relevance and relationship, if any, between the total amount of annual premiums paid by clients of $2,321,222 and the amount of referral fees recognized of $1,463,172. Alternatively, please revise to disclose
FirstName LastNameHongtao Shi
       the amount of first year premiums on which the revenue was based on and recognized
Comapany    NamePrestige
       during                Wealth
               the year. Please     Inc.similar revisions to your revenue
discussions for other
                                 make
       periods
December        in thisPage
           19, 2022     section.
                            2
FirstName LastName
 Hongtao Shi
FirstName LastNameHongtao  Shi
Prestige Wealth Inc.
Comapany19,
December  NamePrestige
              2022      Wealth Inc.
December
Page  3   19, 2022 Page 3
FirstName LastName
        You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Susan Block at 202-551-3210 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Ying Li, Esq.